UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Resignation of Mr. Kota Kobayashi

In June 2025, Mr. Kota Kobayashi notified Earlyworks Co., Ltd. (the “Company”) of his resignation as the Chief Financial Officer of the Company, effective as of July 31, 2025. Mr. Kota Kobayashi has stated that his resignation was due to personal reasons and not due to any disagreement with the Company regarding its operations, policies, or practices.

Appointment of Mr. Satoshi Kobayashi

To fill the vacancy created by Mr. Kota Kobayashi’s resignation, the Company has appointed Mr. Satoshi Kobayashi, the Chief Executive Officer of the Company, to serve as the interim Chief Financial Officer   , effective August 1, 2025. Mr. Satoshi Kobayashi will assume the role of interim Chief Financial Officer in addition to his current responsibilities as the Chief Executive Officer, while the Company is looking for a full-time Chief Financial Officer to fill the vacancy created by Mr. Kota Kobayashi’s resignation.

Mr. Satoshi Kobayashi, age 39, has served as the Company’s Chief Executive Officer and Representative Director since its inception. He co-founded the Company in May 2018. From July 2017 to December 2018, Mr. Satoshi Kobayashi served as the representative director with FEELO.Co. to oversee that company’s entire merchandising business. From January 2013 to December 2015, he acted as a manager of Pasona Inc., where he was in charge of temporary staff management and consulting. Mr. Satoshi Kobayashi has years of management experience to fulfill the responsibilities of interim Chief Financial Officer.

There are no family relationships between Mr. Satoshi Kobayashi and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Satoshi Kobayashi and any other person pursuant to which he was appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

Date: July 31, 2025